                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       --------------------------------

                                SCHEDULE 13E-3


                       RULE 13E-3 TRANSACTION STATEMENT
                 (PURSUANT TO SECTION 13(E) OF THE SECURITIES
                             EXCHANGE ACT OF 1934)


                          Windsor Park Properties 6,
                       A California Limited Partnership
                               (Name of Issuer)

                                N'Tandem Trust

                           Chateau Communities, Inc.

                          Windsor Park Properties 6,
                       A California Limited Partnership
                     (Name of Person(s) Filing Statement)

                     Units of Limited Partnership Interest
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                                Steven G. Waite
                            The Windsor Corporation
                            6160 South Syracuse Way
                       Greenwood Village, Colorado 80111
                                 303-741-3707
     (Name, Address and Telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)


                                With copies to:
                            Jay L. Bernstein, Esq.
                              Rogers & Wells LLP
                                200 Park Avenue
                         New York, New York 10166-0153
                                (212) 878-8000

             This Statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(C) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ]  A tender offer.

     d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box "a." above are preliminary copies: [X]

                           Calculation of Filing Fee

-------------------------------------------------------------------------------
Transaction Valuation                           Amount of Filing Fee
-------------------------------------------------------------------------------
$                                              $
-------------------------------------------------------------------------------

                 Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by
     [X] registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $3,087.62        Filing party: Windsor Park Properties
                                                       6, A California Limited
                                                       Partnership

Form or registration no.: Schedule 14A   Date Filed:  November 19, 1999

     This Transaction Statement on Schedule 13E-3 relates to the proposed sale of the assets of Windsor Park Properties 6, A California Limited Partnership (the "Partnership"), pursuant to a plan of liquidation (the "Plan of Liquidation") adopted by the general partners of the Partnership (the "General Partners").

     Pursuant to the Plan of Liquidation, the Partnership will sell its one wholly-owned property and its partial ownership interests in five other properties (together, the "Properties") to N'Tandem Trust, an unincorporated California business trust ("N'Tandem"), whose advisory company, The Windsor Corporation, is also the managing general partner of the Partnership (the "Managing General Partner"). Chateau Communities, Inc., which owns the Managing General Partner, also holds 9.8% of the capital stock of N'Tandem.

     In accordance with the Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the General Partners are seeking the consent of the holders (the "Limited Partners") of units of limited partnership interest (the "Units") in the Partnership to the sale of assets (the "Sales") and the Plan of Liquidation.

     The Cross Reference Sheet below is furnished pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Schedule 13E-3 in the Consent Solicitation Statement (the "Consent Solicitation Statement") included in the Partnership's Schedule 14A filed on November 19, 1999, by the Partnership with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information in the Consent Solicitation Statement is incorporated into this Schedule 13E-3 by reference. The Consent Solicitation Statement is incorporated by reference as Exhibit (d) to this Schedule 13E-3. Capitalized terms not defined herein have the meanings ascribed to them in the Consent Solicitation Statement.

                             CROSS REFERENCE SHEET


                                           Location in Consent Solicitation
Item in Schedule 13E-3                     Statement by Caption
----------------------                     --------------------------------
Item 1.  Issuer and Class of Security
         Subject to the Transaction

         (a) Cover Page. SUMMARY - Purpose of the Consent Solicitation; Proposals 1 and 2.

         (b) SUMMARY - Purpose of the Consent Solicitation; Proposals 1 and 2. CONSENT PROCEDURES; TRANSACTIONS
                                           AUTHORIZED BY CONSENTS - Record Date;
                                           Required Vote.

         (c)                               SUMMARY - No Established Trading
                                           Market For Units.

         (d)                               SUMMARY - Historical Distributions.

         (e)                               Not applicable.

         (f) DESCRIPTION OF THE PROPOSED TRANSACTIONS -Background of the Proposed Transactions.


Item 2.  Identity and Background

         (a) - (d)                         MATERIAL RISK FACTORS AND OTHER
                                           CONSIDERATIONS - Conflicts of
                                           Interest. DESCRIPTION OF THE PROPOSED
                                           TRANSACTIONS -Information Concerning
                                           N'Tandem and Chateau. APPENDIX B -
                                           Information Concerning Officers and
                                           Directors of the Managing General
                                           Partner, N'Tandem and Chateau.

         (e)                               Not applicable.

                                           Location in Consent Solicitation
Item in Schedule 13E-3                     Statement by Caption
----------------------                     --------------------------------

         (f)                               Not applicable.

         (g)                               APPENDIX B - Information Concerning
                                           Officers and Directors of the
                                           Managing General Partner, N'Tandem
                                           and Chateau.


Item 3.  Past Contacts, Transactions or
         Negotiations

         (a)(1) DESCRIPTION OF THE PROPOSED TRANSACTIONS -Background of the Proposed Transactions.
            (2)
                                           DESCRIPTION OF THE PROPOSED
                                           TRANSACTIONS -Background of the
                                           Proposed Transactions, and- The
                                           Purchase and Sale Agreement.

         (b) DESCRIPTION OF THE PROPOSED TRANSACTIONS -Background of the Proposed Transactions, and- The Purchase and Sale Agreement.


Item 4.  Terms of the Transaction

         (a)                               DESCRIPTION OF THE PROPOSED
                                           TRANSACTIONS.

         (b)                               Not applicable.


Item 5.  Plans or Proposal of the Issuer
         or Affiliate

         (a) - (g)                         DESCRIPTION OF THE PROPOSED
                                           TRANSACTIONS.

                                           Location in Consent Solicitation
Item in Schedule 13E-3                     Statement by Caption
----------------------                     --------------------------------
Item 6.  Source and Amounts of Funds
         or Other Consideration

         (a) DESCRIPTION OF THE PROPOSED TRANSACTIONS -The Purchase and Sale Agreement.

         (b) DESCRIPTION OF THE PROPOSED TRANSACTIONS -The Purchase and Sale Agreement, -Solicitation Expenses, and - Estimate of Liquidating
                                           Distributions Payable to Limited
                                           Partners. CONSENT PROCEDURES;
                                           TRANSACTIONS AUTHORIZED BY CONSENTS -
                                           Solicitation of Consents.

         (c) DESCRIPTION OF THE PROPOSED TRANSACTIONS -The Purchase and Sale Agreement - Purchase Prices.

         (d)                               Not applicable.


Item 7.  Purposes, Alternatives, Reasons
         and Effects

         (a) - (c)                         DESCRIPTION OF THE PROPOSED
                                           TRANSACTIONS -Purpose of the Consent
                                           Solicitation; Proposals 1 and 2,
                                           and - Background of the Proposed
                                           Transactions. SPECIAL
                                           FACTORS - Fairness of the Proposed
                                           Transactions; Recommendation of the
                                           Proposed General Partners,
                                           - Alternatives Considered, and
                                           - N'Tandem and Chateau's Belief as to
                                           the Fairness of the Proposed
                                           Transactions; N'Tandem's and
                                           Chateau's Reasons for Engaging in the
                                           Proposed Transactions.

                                           Location in Consent Solicitation
Item in Schedule 13E-3                     Statement by Caption
----------------------                     --------------------------------
         (d)                               DESCRIPTION OF THE PROPOSED
                                           TRANSACTIONS -Purpose of the Consent
                                           Solicitation; Proposals 1 and 2,
                                           - The Purchase and Sale Agreement,
                                           - Estimate of Liquidating
                                           Distributions Payable to Limited
                                           Partners, and -Ownership of
                                           Properties by N'Tandem Following
                                           Sales. SPECIAL FACTORS -Fairness of
                                           the Proposed Transactions;
                                           Recommendation of the General
                                           Partners. FEDERAL INCOME TAX
                                           CONSIDERATIONS.


Item 8.  Fairness of the Transaction

         (a) - (b)                         DESCRIPTION OF THE PROPOSED
                                           TRANSACTIONS -Background of the
                                           Proposed Transactions. SPECIAL
                                           FACTORS - Fairness of the Proposed
                                           Transactions; Recommendation of the
                                           General Partners, and - N'Tandem's
                                           and Chateau's Belief as to the
                                           Fairness of the Proposed
                                           Transactions; N'Tandem's and
                                           Chateau's Reasons for Engaging in the
                                           Proposed Transactions.

         (c) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote.

         (d) SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners, and
                                           - Fairness Opinion. MATERIAL RISK
                                           FACTORS AND OTHER CONSIDERATIONS - No
                                           Appointment of Independent
                                           Representative.

         (e)                               Not applicable.

                                           Location in Consent Solicitation
Item in Schedule 13E-3                     Statement by Caption
----------------------                     --------------------------------
         (f)                               SPECIAL FACTORS - Fairness of the
                                           Proposed Transactions; Recommendation
                                           of the General Partners.


Item 9.  Reports, Opinions, Appraisals
         and Certain Negotiations

         (a) - (c)                         SPECIAL FACTORS - Fairness Opinion, -
                                           and Appraisals.

Item 10. Interest in Securities of the
         Issuer

         (a) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote.

         (b)                               Not applicable.


Item 11. Contracts, Arrangements or        Not applicable.
         Understandings with Respect
         to the Issuer's Securities


Item 12. Present Intention and
         Recommendation of Certain
         Persons with Regard to the
         Transaction

         (a) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote.

                                           Location in Consent Solicitation
Item in Schedule 13E-3                     Statement by Caption
----------------------                     --------------------------------
         (b)                               SPECIAL FACTORS - Fairness of the
                                           Proposed Transactions; Recommendation
                                           of the General Partners.


Item 13.  Other Provisions of the
          Transaction

          (a) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - No Appraisal or Dissenters' Rights.


         (b)                               Not applicable.


         (c)                               Not applicable.

Item 14. Financial Information


         (a)                               FINANCIAL STATEMENTS. SUMMARY
                                           - Historical Distributions.
                                           SUMMARY HISTORICAL FINANCIAL DATA.
                                           INCORPORATION OF CERTAIN DOCUMENTS BY
                                           REFERENCE.


         (b)                               Not applicable.


Item 15. Persons and Assets Employed,
         Retained or Utilized


         (a) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents.


         (b) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents.

                                           Location in Consent Solicitation
Item in Schedule 13E-3                     Statement by Caption
----------------------                     --------------------------------
Item 16. Additional Information            SUMMARY. SUMMARY HISTORICAL FINANCIAL
                                           DATA. MATERIAL RISK FACTORS AND OTHER
                                           CONSIDERATIONS. DESCRIPTION OF THE
                                           PROPOSED TRANSACTIONS. SPECIAL
                                           FACTORS. SUMMARY OF SELECTED TERMS OF
                                           THE PARTNERSHIP AGREEMENT. THE
                                           PARTNERSHIP'S PROPERTIES. FEDERAL
                                           INCOME TAX CONSIDERATIONS. CONSENT
                                           PROCEDURES; TRANSACTIONS AUTHORIZED
                                           BY CONSENTS. FINANCIAL STATEMENTS.
                                           INCORPORATION OF CERTAIN DOCUMENTS BY
                                           REFERENCE.

Item 1.  Issuer and Class of Security Subject to the Transaction.

(a) The name of the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is Windsor Park Properties 6, A California Limited Partnership, and the address of its principal executive offices is 6160 South Syracuse Way, Greenwood Village, Colorado 80111. The information set forth in the Consent Solicitation Statement on the cover page and under the caption "SUMMARY - Purpose of the Consent Solicitation; Proposals 1 and 2" is incorporated herein by reference.

(b) The class of security which is the subject of the Rule 13e-3 transaction is units of limited partner interest of the Partnership. The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(c) The information set forth under the caption "SUMMARY - No Established Trading Market For Units" in the Consent Solicitation Statement is incorporated herein by reference.

(d) The information set forth under the caption "SUMMARY - Historical Distributions" in the Consent Solicitation Statement is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Consent Solicitation Statement under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" is incorporated herein by reference.

Item 2.  Identity and Background.

This Schedule 13E-3 is being filed jointly by N'Tandem Trust, an unincorporated California business trust, which is an affiliate of the Partnership, Chateau Communities, Inc., a Maryland corporation, an entity that controls N'Tandem and the Managing General Partner of Partnership, and Windsor Park Properties 6, A California Limited Partnership (the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction). The information set forth under the captions "DESCRIPTION

OF THE PROPOSED TRANSACTIONS - Information Concerning N'Tandem and Chateau" and "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS - Conflicts of Interest," in the Consent Solicitation Statement is incorporated herein by reference.

(a)-(d) Information required by this item relating to directors and executive officers of N'Tandem, Chateau, and The Windsor Corporation is set forth in APPENDIX B to the Consent Solicitation Statement, which is incorporated herein by reference.

(e) To the knowledge of N'Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) To the knowledge of N'Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

(g) Information required by this item relating to directors and executive officers of N'Tandem, Chateau and The Windsor Corporation is set forth in APPENDIX B to the Consent Solicitation Statement, which is incorporated herein by reference.

Item 3.  Past Contacts, Transactions or Negotiations.

(a) (1) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" in the Consent Solicitation Statement is incorporated herein by reference.

        (2) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" and "- The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" and "- The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS" in the Consent Solicitation Statement is incorporated herein by reference.

(b) Not applicable.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

(a)-(g) The Rule 13e-3 transaction provides for the sale of all of the Partnership's assets, a dissolution and winding up of the Partnership, and a termination of registration of the Units under the Exchange Act. The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS" in the Consent Solicitation Statement is incorporated herein by reference.

Item 6. Source and Amounts of Funds or Other Consideration.

(a) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement - Purchase Prices" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth in the Consent Solicitation Statement under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement," "- Solicitation Expenses" and "- Estimate of Liquidating Distributions Payable to Limited Partners" and "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" relating to the expenses estimated to be incurred in the transactions, is incorporated herein by reference.

(c) The information contained in the last paragraph under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement
- Purchase Prices" in the Consent Solicitation Statement is incorporated herein by reference.

(d) Not applicable.

Item 7. Purpose(s), Alternatives, Reasons and Effects.

(a)-(c) The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Purpose of the Consent Solicitation; Proposals 1 and 2," "- Background of the Proposed Transactions," "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners," "-Alternatives Considered" and "- N'Tandem's and Chateau's Belief as to the Fairness of the Proposed Transactions; N'Tandem's and Chateau's Reasons for Engaging in the Proposed Transactions" in the Consent Solicitation Statement is incorporated herein by reference.

(d) The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS," "- Purpose of the Consent Solicitation; Proposals 1 and 2,"
"- Estimate of Liquidating Distributions Payable to Limited Partners,"
"- Ownership of Properties By N'Tandem Following Sales" and "SPECIAL FACTORS
- Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. The information contained under the caption "FEDERAL INCOME TAX CONSIDERATIONS" in the Consent Solicitation Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)-(b) N'Tandem, Chateau and the General Partners of the Partnership reasonably believe that the transaction is fair to the unaffiliated Limited Partners. The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions," "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" and "- N'Tandem's and Chateau's Belief as to the Fairness of the Proposed Transactions; N'Tandem's and Chateau's Reasons for Engaging in the Proposed Transactions," in the Consent Solicitation Statement is incorporated herein by reference.

(c) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(d) The information set forth in the Consent Solicitation Statement under the captions "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners," "- Fairness Opinion" and "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS - No Appointment of Independent Representative" is incorporated by reference.

(e) The proposed transactions were approved by both of the General Partners of the Partnership. As a limited partnership, the Partnership does not have directors. All of the directors of the Managing General Partner were appointed by Chateau. All of the directors of the Managing General Partner approved the proposed transactions.

(f) The information contained under the caption "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c) The information contained under the captions "SPECIAL FACTORS - Fairness Opinion," and "- Appraisals" in the Consent Solicitation Statement is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

(a) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(b) Not applicable.

Item 11. Contracts, Arrangements or Understandings with
         Respect to the Issuer's Securities.

Not applicable.

Item 12. Present Intention and Recommendation of Certain
         Persons with Regard to the Transaction.

(a) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth under the caption "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. No other person has made a recommendation required to be described herein.

Item 13. Other Provisions of the Transaction.

(a) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - No Appraisal or Dissenters' Rights" in the Consent Solicitation Statement is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

Item 14. Financial Information.

(a) The information set forth under the captions "FINANCIAL STATEMENTS," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SUMMARY - Historical Distributions" and "SUMMARY HISTORICAL FINANCIAL DATA" in the Consent Solicitation Statement is incorporated herein by reference.

(b) Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized.

(a) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

Item 16. Additional Information.

The information set forth in the Consent Solicitation Statement under each of the following headings is incorporated herein by reference: "SUMMARY," "SUMMARY HISTORICAL FINANCIAL DATA," "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS," "DESCRIPTION OF THE PROPOSED TRANSACTIONS," "SPECIAL FACTORS," "SUMMARY OF SELECTED TERMS OF THE PARTNERSHIP AGREEMENT," "THE PARTNERSHIP'S PROPERTIES," "FEDERAL INCOME TAX CONSIDERATIONS," "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS," "FINANCIAL STATEMENTS," and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

Item 17. Materials to be Filed as Exhibits.

(a)      Form of Promissory Note of N'Tandem in favor of Chateau.

(b)(1)   Appraisals of Whitcomb Real Estate, Inc.
         (A) Town & Country Estates
         (B) Chisholm Creek
         (C) Carefree Village
         (D) Rancho Margate
         (E) Winter Haven
         (F) Garden Walk

(b)(2)   Fairness Opinion of Legg Mason Wood Walker, Incorporated.

(d) Preliminary Consent Solicitation Statement and related proxy materials.*

4        Agreement of Limited Partnership of the Partnership.

23.1     Consent of Whitcomb Real Estate, Inc.

23.2     Consent of Legg Mason Wood Walker, Incorporated.

23.3     Consent of PricewaterhouseCoopers LLP**
_____________________
* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto, and related proxy materials included in the Partnership's Schedule 14A filed with the Commission on November 19, 1999.

** To be filed by amendment

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   WINDSOR PARK PROPERTIES 6,
                                   A California Limited Partnership


                                   By:  The Windsor Corporation,
                                        general partner


                                   By /s/ Steve Waite
                                      --------------------------
                                      Name:  Steve Waite
                                      Title: President

                                   Date:  November 19, 1999

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   N'TANDEM TRUST


                                   By: /s/ Gary P. McDaniel
                                       ---------------------
                                       Name:  Gary P. McDaniel
                                       Title: Trustee

                                   Date: November 19, 1999

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   CHATEAU COMMUNITIES, INC.


                                   By:/s/ Gary P. McDaniel
                                      ------------------------------
                                      Name:  Gary P. McDaniel
                                      Title: Chief Executive Officer

                                   Date: November 19, 1999

                               INDEX TO EXHIBITS

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

(a)              Form of Promissory Note of N'Tandem in favor of Chateau.

(b)(1)           Appraisals of Whitcomb Real Estate, Inc.
                 (A) Town & Country Estates
                 (B) Chisholm Creek
                 (C) Carefree Village
                 (D) Rancho Margate
                 (E) Winter Haven
                 (F) Garden Walk

(b)(2)           Fairness Opinion of Legg Mason Wood Walker, Incorporated.

(d) Preliminary Consent Solicitation Statement and related proxy materials.*

4                Agreement of Limited Partnership of the Partnership.

23.1             Consent of Whitcomb Real Estate, Inc.

23.2             Consent of Legg Mason Wood Walker, Incorporated.

23.3             Consent of PricewaterhouseCoopers LLP**

_____________________
* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto and related proxy materials, included in the Partnership's Schedule 14A filed with the Commission on November 19, 1999.

** To be filed by amendment.